Exhibit 15.1

Suite 2000, 801 - 6th Ave SW
Calgary, Albert T2P 3W2
Web insitepc.com

April 29, 2019
Re: Consent of Independent Petroleum Engineers
We refer to our report dated March 7, 2019 and effective as of December 31, 2018, evaluating the crude oil, natural gas and natural gas liquids reserves and the net present value of future net revenue attributable to certain of the oil and natural gas assets of Bellatrix Exploration Ltd. ("Bellatrix") effective as at December 31, 2018 (the "Report").

We hereby consent to the use and reference to our name and the Report, and the information derived from the Report, as described or incorporated by reference in: Bellatrix's Annual Report on Form 20-F for the year ended December 31, 2018, filed or to be filed with the United States Securities and Exchange Commission.

Sincerely,

INSITE PETROLEUM CONSULTANTS LTD.

/s/ Ron Bojechko P. Eng.
Ron Bojechko P. Eng.
Managing Director
EXPERIENCE COUNTS.

Suite 2000, 801 - 6th Ave SW
Calgary, Albert T2P 3W2
Web insitepc.com

April 29, 2019

Bellatrix Exploration Ltd.
Suite 1920, 800 - 5th Avenue SW
Calgary, Alberta T2P 3T6

Attention:    Mr. Garrett Ulmer
Chief Operating Officer

Re:    Evaluation of the Oil and Gas Properties of Bellatrix Exploration Ltd.

Dear Sir:

As requested, an evaluation was made of 100 per cent the crude oil and natural gas assets of Bellatrix Exploration Ltd., hereinafter referred to as the “Company”. The effective date of the reserve estimates and cash flow forecasts presented in the report (the “Year-end Report”) was December 31, 2018. The properties evaluated are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan. The date of the Year-end Report was March 7, 2019. The purpose of this letter is to fulfill Securities and Exchange Commission (SEC) requirements.

In the Year-end Report, Company assets were evaluated in full detail. Individual property evaluations were prepared in the context of belonging to a larger portfolio of properties. Due to the principal of aggregation of reserves, the total portfolio reserves estimate carries a higher degree of confidence than the estimates for the individual properties.

Oil and gas reserves estimates have an inherent degree of associated uncertainty the degree of which is affected by many factors. Reserves estimates will vary de to the limited and imprecise nature of data upon which the estimates of reserves are predicted. Moreover, the methods and data used in estimating reserves are often necessarily indirect or analogical in character rather than direct of deductive. Furthermore, the persons involved in the preparation of reserves estimates and associated information are required, by applying geosciences, petroleum engineering and evaluation principles, to make numerous unbiased judgements based upon their educational background, professional training, and professional experience. The extent and significance of the judgments to be made are, in themselves, sufficient to render reserves estimates inherently imprecise. Reserves estimates may change substantially as additional data becomes available and as economic conditions impacting oil and gas prices and costs change. Reserves estimates will also change over time due to other factors such as knowledge and training, fiscal and economic conditions, contractual, statutory and regulatory provisions.

Revenue projections presented in the Year-end Report were based in part on forecasts of market prices, currency exchange rates, inflation, and government policy which, in future, may differ materially from the forecasts utilized herein; therefore, the present values of revenues documented in the Year-end Report do not necessarily represent the fair market value of the reserves evaluated. The reserve estimates presented in the Year-end Report have been prepared based on guidance in the COGE Handbook and the SEC regulations and are considered reasonable as of the effective date of the report given the quality and quantity of data available; however, they should be accepted with the understanding that reservoir performance subsequent to the date of these estimates may necessitate revision, which may be material.

The following table summarizes the Company’s net reserves for the proved and probable categories using constant prices and constant, uninflated costs:

Summary of Net Reserves and Cash Flows - Constant Prices and Costs

	Light Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Total BOE
Category	Net Mstb	Net Mstb	Net MMcf	Net Mstb	Net Mboe
Proved Developed Producing	750.4	5.0	264,086.6	17,568.8	62,338.6
Proved Developed Non-Producing	40.1	—	4,456.0	223.9	1,006.6
Proved Undeveloped	707.2	96.0	344,616.3	27,212.9	85,452.1
Total Proved	1,497.7	101.0	613,158.9	45,005.6	148,797.4
Probable	1,369.0	163.4	254,270.9	18,617.5	62,528.4
Total Proved Plus Probable	2,866.7	264.4	867,429.8	63,623.1	211,325.8

The revenue forecasts presented in the Year-end Report were based on forecast prices and costs; however, the corporate summaries were in both forecast and constant dollars. All oil prices used in the evaluation have been adjusted from the reference price for quality and transportation; gas prices have been adjusted for heating value.

Constant prices and costs were prepared based on posted prices of crude oil, natural gas, and natural gas liquids using a 12 month unweighted arithmetic average closing price of each commodity on the 1st day of each month from January 1, 2018 through December 1, 2018 during the fiscal year:

Oil (Canadian Light Sweet)	C$	69.70	per barrel
WCS Hardisty	C$	49.01	per barrel
Gas (AECO)	C$	1.62	per Mcf
Pentanes Plus	C$	80.65	per barrel
Butane	C$	35.07	per barrel
Propane	C$	27.86	per barrel
Ethane	C$	6.83	per barrel

During the course of the evaluation for the Year-end Report, the Company provided InSite personnel with basic information including land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract details, operating cost data, capital budget forecasts, operating statements and other financial data and future operating plans. Additional engineering, geological or economic data used in the preparation of the Year-end Report were obtained from public records, other operators and from InSite non-confidential files. InSite encountered no indications that the data was incomplete or inaccurate. Should evidence become available in the future suggesting that the data was incomplete or inaccurate, InSite reserves the right to revise the estimates based on new data. Similarly, the performance of the producing entities subsequent to the effective date of the Year-end Report may necessitate upward or downward revisions to the reserve and production estimates.

In conducting our reserve analysis for the Year-end Report, proved and probable reserve volumes were determined by volumetric, material balance, and production decline curve methods. The volumetric reserves were determined by reviewing all well logs, core, and geological data. Recovery factors were assigned after analyzing the performance of similar wells in the area. Historical well production was reviewed to determine reserves calculated by production decline curve analysis where sufficient historical data was available. The order of preference in choosing the methodology to be used was firstly production decline curve analysis or material balance where sufficient data was available for such analysis with volumetric calculations used where there was a lack of historical data.

In the Year-end Report, the production and revenue forecasts for each property and the corporate cash flow summaries were not adjusted for risk. At the request of the Company, well abandonment costs including reclamation and salvage were included in the economic runs. Costs to abandon and reclaim suspended wells, producing wells with no reserves assigned, and facilities were not been included in the Year-end Report.

The oil and gas reserves calculations and income projections upon which the Year-end Report was based, were determined in accordance with generally accepted evaluation practices. The present worth of estimated future cash flows contained in the Year-end Report may not necessarily reflect the fair market value of the reserves. InSite Petroleum Consultants used all methods and procedures that were considered appropriate, under the circumstances, to prepare the Year-end Report.

The extent and character of ownership and all factual data supplied by the Company were accepted as presented. A field inspection was not considered necessary by InSite Petroleum Consultants Ltd.

In the Year-end Report, gross (or Company share) reserves were defined as the total remaining recoverable reserves owned by the Company before deduction of any royalties. Net reserves were defined as those accruing to the Company after all interests owned by others including Crown and Freehold royalties were deducted. The reserve category definitions utilized in the Year-end Report are in accordance with S.E.C. standards, Regulation S-X, and are presented in detail following this letter.

Throughout the Year-end Report certain tables refer to BOEs or McfGEs. BOEs, McfGEs or other applicable units of equivalency may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl (or an McfGE conversion ratio of 1 bbl:6 Mcf) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The Year-end Report and this letter have been prepared for the exclusive use of Bellatrix Exploration Ltd. and no part thereof should be reproduced, distributed, or made available to any other person, company, regulatory body, or organization without the complete context of the Year-end Report and the knowledge and consent of InSite Petroleum Consultants Ltd.

If you should have any questions, please contact our office at your convenience.

Sincerely,

INSITE PETROLEUM CONSULTANTS LTD.

/s/ Ron Bojechko P. Eng.
Ron Bojechko P. Eng.
Managing Director